EXHIBIT 4.7

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, par value $0.001 per share (the “Common Stock”), of Surgalign Holdings, Inc. (“Surgalign,” the “Company,” “we,” “us” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934. The following description of the terms of our Common Stock does not purport to be complete and is subject to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), and is qualified in its entirety by reference to Surgalign’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), and Surgalign’s Amended and Restated Bylaws (the “Bylaws”), each of which is included as an exhibit to our Annual Report on Form 10-K and incorporated by reference herein.

Our Authorized Capital Stock

Under our Charter, we are authorized to issue 300,000,000 shares of our Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), which are issuable in one or more series on terms to be determined by the members of the board of directors of Surgalign (the “Board”). As of March 1, 2022, we had 198,771,984 shares of our Common Stock and no shares of Preferred Stock outstanding as of that date.

Common Stock

Voting Rights. Holders of Common Stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. At a meeting of stockholders at which a quorum is present, the vote of the holders of a majority of the shares of our capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes, of the Charter or the Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Cumulative voting for the election of directors is not authorized by our Charter, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our Board from time to time may determine.

Preemptive Rights. The holders of our Common Stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other securities.

Redemption. The shares of our Common Stock are not subject to redemption.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our Company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of shares of our Common Stock are entitled to receive the assets legally available for distribution to our stockholders ratably among the holders of its Common Stock after payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock and payment of other claims of creditors.

Options, Warrants and Other Stock-Based Rights. From time to time, we have issued and expect to continue to issue options and other stock-based rights, including warrants and restricted stock units to various lenders, investors, consultants, employees, officers and directors of our Company. As of March 1, 2022, we have outstanding (i) stock options to purchase 2,886,254 shares of our Common Stock, (ii) 529,394 shares of Common Stock issuable upon the vesting of outstanding restricted stock awards, (iii) 5,276,215 shares of Common Stock issuable upon vesting of outstanding restricted stock units, (iv) warrants to purchase an aggregate of 28,985,508 shares of Common Stock, with an exercise price equal to $1.725 per share, which are exercisable through June 14, 2024, (v) additional warrants to purchase an aggregate of 1,739,130 shares of Common Stock, with an exercise price equal to $2.15625 per share, which are exercisable through June 14, 2024, (vi) additional warrants to purchase an aggregate of 37,500,000 shares of Common Stock, with an exercise price equal to $0.60 per share, which are exercisable through February 15, 2027, and (vii) additional underwriter warrants to purchase an aggregate of 2,608,696 shares of Common Stock with an exercise price equal to $0.575 per share, which are exercisable through February 10, 2027. In addition, in connection with prior acquisitions, we have granted rights to receive shares of our Common Stock as a part of contingent consideration arrangements. See our Annual Report on Form 10-K for more information on such contingent consideration arrangements.

Certain Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:
•prior to the time the stockholder became an interested stockholder, either the applicable business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
A “business combination” is defined to include, in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale, transfer, pledge or other disposition of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance or transfer of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three-year period.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or by an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 and approved by a majority of its outstanding voting shares. We have not opted out of Section 203. As a result, Section 203 could delay, deter or prevent a merger, change of control or other takeover of our Company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our Common Stock, and may also limit the price that investors are willing to pay in the future for our Common Stock.

Charter and Bylaws – General

Our Charter and Bylaws contain provisions that could discourage, delay or prevent a change of control of our Company or changes in management that our stockholders might deem advantageous, including transactions in which stockholders might otherwise receive a premium for their shares. As a result of these provisions, the price investors may be willing to pay for shares of our Common Stock may be limited, thereby depressing the market price of our Common Stock. Moreover, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated Preferred Stock, without action by the stockholders, makes it possible for our Board to issue one or more series of Preferred Stock with voting or other rights or preferences. Thus, our Board could authorize the issuance of shares of Preferred Stock that have priority over our Common Stock with respect to dividends or rights upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or otherwise be in their best interests.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Stockholder Action by Written Consent

Our Charter provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.

Exclusive Forum

Our Bylaws specify that, unless a majority of our Board consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, our Bylaws or our Charter, (iv) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. If the Court of Chancery does not have jurisdiction over any such action, then another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware, will be the sole and exclusive forum for such action. Our Bylaws also provide that, unless a majority of our Board consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, to the fullest extent permitted by law, will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

The provisions of the DGCL, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent for our Common Stock is Broadridge Financial Solutions, Inc., 2 Gateway Center, 283-299 Market Street, 15th Floor, Newark, New Jersey 07102.

Stock Exchange Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “SRGA.”